

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2015

Via E-mail
Brian T. Stevens
Vice President and Controller
Mercedes-Benz Financial Services USA LLC
36455 Corporate Drive
Farmington Hills, Michigan 48331

Re: **Mercedes-Benz Auto Receivables Trust 2012-1**
        Form 10-K for the Fiscal Year Ended December 31, 2013
        Filed March 25, 2014
        File No. 333-181985-01

Dear Mr. Stevens:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Arthur C. Sandel

                                        Arthur C. Sandel
                                        Special Counsel

cc: Steven Poling (Via E-mail)